
05050222

1955—2005 *"...five decades of steady growth and strong performance."*


RECD S.E.C.
APR 7 2005
1086
belait
REGAL-BELOIT
RBC
LISTED
NYSE
JANUARY 21, 2005
RBC
2005

# 2004 Annual Report




REGAL
BELOIT

"At the Heart of What Drives Your World"

## About The Cover


BELOIT TOOL CORPORATION
1955
Regal Beloit
REGAL
BELOIT
RBC
LISTED
NYSE
JANUARY 21,
RBC
2005

*In 2005, REGAL-BELOIT celebrates fifty years of steady growth and strong performance. The cover of this Annual Report depicts the evolution of the company through the years.*

(1) REGAL-BELOIT was founded as Beloit Tool Corporation in 1955 to manufacture metalworking tools at a time when US manufacturing was booming.

(2) The company set up shop in a converted roller rink located on the outskirts of Beloit, WI and soon became adjacent to a new interstate highway, which proved invaluable to meet product deliveries.

(3) Local machinists were plentiful for the start-up company, which produced taps, the "razors" in the blade of American manufacturing.

(4) The company diversified with the 1967 purchase of Durst, a local manufacturer of gear drives used for center pivot irrigation systems and a variety of farm implements. A single center pivot could use as many as 30 Durst gearboxes.

(5) Re-named REGAL-BELOIT in 1969, the company had facilities in six states by the mid-1970s. This Illinois facility was modernized and still houses the company's Regal Cutting Tool operations.

(6) To mark the company's 25 year anniversary in 1980, the annual report featured a Regal end mill cutting a commemorative medallion. With annual sales of $40 million, the company's mainstay was cutting tools, but a new era was on the horizon.

(7) After a pivotal acquisition of Grove Gear in 1981, the company continued to expand its power transmission group through a series of acquisitions during the 1980s. With an emphasis on custom products for niche markets, REGAL-BELOIT acquired capabilities for making a vast array of gears, gear drives and transmissions.

(8) The bread and butter of the company's product lines, a version of the worm gear drive is manufactured by a variety of REGAL-BELOIT companies beginning in 1981. This current stainless steel version is made for driving food processing machinery, chemical plants and other harsh environments requiring superior corrosion resistance.

(9) After a decade of unprecedented growth, the company built and moved into a new headquarters in Beloit, WI in 1991, a year which also marked the company's entry into global manufacturing with the purchase of Opperman Mastergear, Ltd. of Newbury, England.

(10) With 1996 annual sales at $281 million, REGAL-BELOIT doubled in size in 1997, adding electric motors and generators to its product portfolio with the purchase of Marathon Electric Manufacturing Corporation of Wausau, WI. The Lincoln Motors acquisition came in 1999, followed by LEESON Electric in 2000, solidifying the company's leadership in industrial motors.

(11) During another defining year, the company doubled in size again with the purchase of the commercial and HVAC motor and capacitor business from General Electric in late 2004, followed by the company's stock moving to the New York Stock Exchange in January, 2005.

(12) A fitting tribute for a new era, the company introduces a new logo in 2005 that unifies all REGAL-BELOIT companies under one common purpose of providing products that are "At the Heart of What Drives Your World." REGAL-BELOIT is here to stay, in part, because its products are essential to the function of much of the equipment driving our world.

## Contents




REGAL
BELOIT

*REGAL-BELOIT is a worldwide manufacturer of electrical and mechanical products for motion control and power generation. The Company's stock is traded publicly on the NYSE under the symbol RBC.*



# Financial Highlights

| In Thousands, Except Per Share Data | 2004 | 2003 |
|---|---|---|
| **For the Year** | | |
| Net Sales | $ 756,557 | $ 619,098 |
| Net Income | 30,435 | 25,206 |
| Net Income as a Percentage of Net Sales | 4.0% | 4.1% |
| **Per Share** | | |
| Earnings Per Share | $ 1.24 | $ 1.01 |
| Earnings Per Share - Assuming Dilution | 1.22 | 1.00 |
| Dividends Declared | .48 | .48 |
| Shareholders' Investment (at December 31) | 21.87 | 15.93 |
| **At December 31** | | |
| Working Capital | $ 279,710 | $ 158,104 |
| Net Property, Plant and Equipment | 253,673 | 169,098 |
| Total Assets | 1,352,052 | 734,445 |
| Long-term Debt | 547,350 | 195,677 |
| Shareholders' Investment | 538,179 | 398,704 |

NET SALES
*(in millions)*


0
200
400
600
$800
2004
$756,557
2003
$619,098
2002
$605,292
2001
$663,571
2000
$598,203

NET INCOME
*(in millions)*


0
10
20
30
$40
2004
$30,435
2003
$25,206
2002
$24,518
2001
$19,590
2000
$33,771

EARNINGS PER SHARE
*(Assuming Dilution)*


0
0.50
1.00
1.50
$2.00
2004
$1.22
2003
$1.00
2002
$1.01
2001
$.93
2000
$1.61

SHAREHOLDERS' INVESTMENT
*(in millions)*


0
100
200
300
400
500
600
2004
$538,179
2003
$398,704
2002
$381,423
2001
$280,150
2000
$273,889

---

*Cautionary Statement*

*The following is a cautionary statement made under the Private Securities Litigation Reform Act of 1995: With the exception of historical facts, the statements contained in this Annual Report may be forward looking statements. Actual results may differ materially from those contemplated. Forward looking statements involve risks and uncertainties, including but not limited to, the following risks: unexpected issues and costs arising from the integration of acquired companies and businesses, such as our recent acquisitions of the HVAC motors and capacitors businesses and the Commercial AC; motors business from General Electric Company ("GE"); marketplace acceptance of our recent acquisitions, including the loss of, or a decline in business from, any significant customers; unanticipated fluctuations in commodity prices and raw material costs and issues affecting our ability to pass increased costs on to our customers; cyclical downturns affecting the markets for capital goods; substantial increases in interest rates that impact the cost of our outstanding debt; the success of our management in increasing sales and maintaining or improving the operating margins of our businesses; actions taken by our competitors; difficulties in staffing and managing foreign operations; our ability to satisfy various covenant requirements under our credit facility; and other risks and uncertainties described from time to time in our reports filed with U.S. Securities and Exchange Commission, which are incorporated by reference. Investors are directed to the Company's documents, such as our Annual Report on Form 10-K and Form 10-Q's filed with the Securities and Exchange Commission.*



*In February of 2005 your Company celebrated its 50th anniversary. This milestone marks five decades of steady growth and strong performance. During this period there were many years that marked significant events or defining moments in our Company's history. 2004 was one of those years. Few years or events will measure up to the achievements, challenges, changes and excitement 2004 delivered. Perhaps most important about the year was that it truly set the stage for what I believe will be another decade of strong growth and increased shareholder value.*

*James L. Packard*
*Chairman and*
*Chief Executive Officer*

I am particularly proud and pleased to see the strategy that we embarked on in 1997, "to become the leader in industrial and commercial electric motors," has been achieved. I truly feel that the two acquisitions made in the last half of the year have positioned us to, once again, take the Company to a new level.

In August, we acquired General Electric's Commercial AC motors business (CAC), which manufactures a full line of AC motors for pump, compressor and commercial heating, ventilating and air conditioning applications. On December 31 we acquired GE's HVAC motors and capacitors businesses, which produce a full line of electric motors for use principally in residential HVAC systems, as well as capacitors for HVAC systems, high intensity lighting and other applications. The acquisitions of these motor businesses complement our existing electrical products businesses, providing us with:

- leading market positions in the HVAC and commercial and industrial motor markets;
- diversification of our served markets and a broad base of leading OEM and distributor customers;
- patented electronically commutated motor, or ECM, technology, which represents a growing portion of our motor sales;
- a strong management team and infrastructure in place to support growth; and
- significant scale and low cost manufacturing capabilities in Mexico and India.

After giving effect to these acquisitions, our pro-forma 2004 revenues would have been approximately $1.3 billion.

Key Financial Results

Our legacy Electrical and Mechanical business had a great year, increasing sales before the impact of acquisitions to a record $702.9 million, an increase of 13.5%. This performance reflects the general recovery we have seen in the industrial economy and the success of many of our new products. Including the impact of acquisitions, sales were $756.6 million, an increase of 22.2%. Net income increased to $30.4 million from $25.2 million, an increase of 20.7%. Earnings per share increased 22% to $1.22 from $1.00 in 2003. Cash flow from operations was $38.2 million, which decreased from $59.0 million in 2003 as a result of increased working capital requirements due to the increasing sales volume. Our total debt at the end of the year was $547.4 million. All but $11 million of the $351.7 million increase from 2003 resulted from the acquisitions we made in the later part of the year. We are comfortable with our debt level and confident that we will generate cash flow to reduce our debt as we have in recent years.

While the improving industrial economy provided a great deal of sales momentum, rising material costs provided one of our greatest challenges of the year, and substantially reduced our earnings from what we would have normally expected. As I write this letter, copper and steel prices, which represent our two largest raw materials, are double from a year ago. While we implemented several price increases, accelerated our productivity efforts and trimmed costs wherever we could, we were still not successful in offsetting the full amount of these raw material cost increases. We could not act quickly enough or significantly enough to accomplish what we needed.

New Products

We continued our commitment to expand our business by developing new and differentiated products in each of our business segments. Examples of our 2004 new product introductions include:

*MAGNASMART™ Generator*

Marathon Electric's new MAGNASMART™ generator product line provides customers a variable speed generator, resulting in a lighter, smaller and more efficient product. We are selling these new products to the recreational vehicle, emergency vehicle, marine and refrigeration markets.

*MAGNALITE™ Generator*

Our new, patented MAGNALITE™ generator, also made by Marathon, allows our customers to eliminate ballasts from their portable light towers. MAGNALITE™ allows the customer to produce a lighter, smaller and more reliable portable light tower.

*Series 2400 Switchgear*

We recently introduced our Thomson Technology Series 2400 Switchgear with a PGC 4000 power generation controller. We believe that the integrated process control design provides our customers with the most comprehensive paralleling switchgear system in the market today. This product also helps our customers lower engineering and production costs, increase output, shorten lead times and improve flexibility for future growth.

*Velvet Drive Wakeboard Transmission*

In 2004, we introduced the Velvet Drive Wakeboard Transmission to address the niche, growing wakeboard ski boat market. Velvet Drive has been a leader in the marine industry for over 50 years, and this new product is the leading product currently manufactured that allows no power loss during tight turns.

Productivity

We again made significant progress in improving the productivity of our facilities. We completed the move of several product lines in our Mechanical businesses and, at the end of the year, announced the closure and relocation of our Los Angeles, CA based Electra-Gear Division. While plant closures are difficult decisions, we are committed to the long-term success of our Company by maintaining a competitive cost position. We also continued to expand our Lean Manufacturing/Six Sigma programs in an effort to further improve customer responsiveness and our cost position. Six Sigma and the "lean" thought process remain a major objective for our entire organization.

Global sourcing and manufacturing continue to be major objectives to help improve our cost and manufacturing structure. 2004 saw significant accomplishments in this regard. The acquisition of the CAC business in August added significant manufacturing capacity with our first facility in Mexico, and expanded our capability in China as well. The HVAC acquisition at year end added two additional plants in Mexico and one in India.

People

We have always recognized that our people make the difference. Again in 2004 they were the difference. Without the extra effort our people gave in 2004 and have given over the years, we would not have been able to successfully grow our businesses or integrate our

*continues on next page...*

## Product lines acquired from General Electric in 2004



*Commercial Motors*



*HVAC Motors*



*Capacitors*



*Electronically Commutated Motors (ECM)*

numerous acquisitions. The acquisitions not only doubled the sales of our company, but also doubled the number of our employees to approximately 10,000 worldwide! I am extremely proud of the very strong commitment of our people to put forth the hard work necessary to take advantage of the economic recovery and address the challenges the year presented. We remain very dedicated to continuing our balanced commitments to our customers, employees, and shareholders.

David Eisenreich, previously President of our Motor Technologies Group, has taken over responsibility for our Mechanical Components and Power Generation business. David will be responsible for capitalizing on the growth opportunities in these businesses.

Director Frank E. Bauchiero retired from our Board at the conclusion of our meeting in January 2005. Frank served as a Director for almost 12 years, and his guidance and contributions played a significant role in helping execute our strategy and achieve our significant growth during this period. We thank Frank for his contributions and commitment and wish him well.

*"Henry Knueppel...is ready to lead REGAL-BELOIT to its next level of success..." – James L. Packard*



*Henry W. Knueppel*
*President and Chief Operating Officer*

In February of 2005, we announced that our President, Henry W. Knueppel, would also be elected Chief Executive Officer following the Company's Annual Meeting in April of 2005. This announcement marks another very deliberate step in our top management succession plan, which the Board of Directors and I have been working on for some time. Henry, with whom I have worked closely for 33 years, is ready to lead REGAL-BELOIT to its next level of success, enabling me to continue in a much more strategic role as a very active Executive Chairman of the Board for the next several years.

In July 2004, David A. Barta joined REGAL-BELOIT as Chief Financial Officer and an Officer of the Company. David brings over 20 years of financial experience with global organizations, most recently with Newell Rubbermaid.

On January 3, 2005, Mark J. Gliebe joined our Company as President of the Electric Motors Group and as an Officer of the Company. Mark had spent over 20 years with the General Electric Company and was most recently General Manager of GE Motors & Controls. Mark brings tremendous knowledge and passion to our motors businesses.

Outlook

On January 21, 2005, I was joined by the Board of Directors and the Officers of the Company to ring the opening bell at the New York Stock Exchange, marking our first day of trading. This was an exciting day for us all, and was a very appropriate way to mark our 50th anniversary and the significant change in our Company's size and future.

As we look ahead to the remainder of 2005 and celebrating our 50th anniversary, I believe we have every reason to be very optimistic about our opportunities to make the year "Golden." Record sales and net income are almost a sure thing given our recent acquisitions. Although we acknowledge that raw material prices could continue to be a challenge moving forward, we are committed to more quickly address this issue through pricing and productivity. We are well poised to continue to take advantage of the stronger commercial and consumer markets and realize the potential of the businesses we acquired in 2004 and the many new products we have developed in recent years.

Sincerely,

James L. Packard
Chairman, Chief Executive Officer



# Selected Financial Information

## Five Year Historical Data

| | (In Thousands, Except Per Share Data) | | | | |
|---|---|---|---|---|---|
| | Year Ended December 31 | | | | |
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| Net Sales | $ 756,557 | $ 619,098 | $ 605,292 | $ 663,571 | $ 598,203 |
| Income from Operations | 55,162 | 47,226 | 47,227 | 56,060 | 71,608 |
| Net Income | 30,435 | 25,206 | 24,518 | 19,590 | 33,771 |
| Total Assets | 1,352,052 | 734,445 | 733,988 | 746,599 | 792,407 |
| Long-term Debt | 547,350 | 195,677 | 222,812 | 345,667 | 393,510 |
| Shareholders' Investment | 538,179 | 398,704 | 381,423 | 280,150 | 273,889 |
| Per Share of Common Stock: | | | | | |
| Earnings Per Share | 1.24 | 1.01 | 1.01 | .94 | 1.61 |
| Earnings Per Share – Assuming Dilution | 1.22 | 1.00 | 1.01 | .93 | 1.61 |
| Cash Dividends Declared Per Share | .48 | .48 | .48 | .48 | .48 |
| Shareholders Investment | 21.87 | 15.93 | 15.24 | 13.42 | 13.10 |
| Basic Average Shares Outstanding | 24,603 | 25,030 | 24,187 | 20,869 | 20,984 |
| Diluted Average Shares Outstanding | 24,904 | 25,246 | 24,310 | 21,124 | 20,996 |

## Common Stock

The Company's Common Stock, $.01 par value ("Common Stock"), is traded on the New York Stock Exchange under the symbol "RBC." The Company submitted its Section 303A.12(a) CEO Certification to the NYSE on January 10, 2005. Prior to January 21, 2005, the Company's stock was traded on the American Stock Exchange under the symbol "RBC."

| | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|
| | Price Range | | Dividends | Price Range | | Dividends |
| | High | Low | Paid | High | Low | Paid |
| 1st Quarter | $ 23.20 | $ 19.41 | $ .12 | $ 21.75 | $ 14.96 | $ .12 |
| 2nd Quarter | 22.22 | 19.14 | .12 | 21.64 | 15.05 | .12 |
| 3rd Quarter | 24.33 | 20.40 | .12 | 24.45 | 18.48 | .12 |
| 4th Quarter | 29.38 | 23.13 | .12 | 23.07 | 19.20 | .12 |

The Company has paid 178 consecutive quarterly dividends through January 2005. The number of registered holders of common stock as of December 31, 2004 was 792.

## Quarterly Financial Information (Unaudited)

| | (In Thousands, Except Per Share Data) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 1st Qtr. | | 2nd Qtr. | | 3rd Qtr. | | 4th Qtr. | |
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| Net Sales | $ 163,084 | $ 153,324 | $ 177,652 | $ 154,645 | $ 193,888 | $ 159,031 | $ 221,933 | $ 152,098 |
| Gross Profit | 38,187 | 36,233 | 40,841 | 37,384 | 42,944 | 36,432 | 45,088 | 36,706 |
| Income from Operations | 12,444 | 11,505 | 14,174 | 12,342 | 15,591 | 11,996 | 12,953 | 11,383 |
| Net Income | 6,860 | 6,068 | 7,629 | 6,483 | 8,927 | 6,510 | 7,019 | 6,145 |
| Earnings Per Share | .27 | .24 | .31 | .26 | .37 | .26 | .29 | .25 |
| Earnings Per Share – Assuming Dilution | .27 | .24 | .31 | .26 | .36 | .26 | .28 | .24 |
| Average Number of Shares Outstanding | 25,042 | 25,025 | 24,450 | 25,031 | 24,456 | 25,032 | 24,463 | 25,032 |
| Average Number of Shares – Assuming Dilution | 25,278 | 25,204 | 24,677 | 25,227 | 24,725 | 25,285 | 24,937 | 25,268 |



# Management's Discussion and Analysis of Financial Statements

*Unless the context requires otherwise, references below to "we," "us," "our" or the "Company" refer collectively to REGAL-BELOIT CORPORATION and its subsidiaries.*

## Overview

Our business is cyclical and dependent on industrial and consumer spending and is therefore impacted by the strength of the economy generally, and other factors such as interest rates and commodity prices. The economic slowdown, which began in mid-2000, became an economic recession in 2001 and was characterized by weak industrial markets throughout 2002 and 2003. The industrial economy began to strengthen in early 2004 in our served markets. Net sales in 2004 increased, including the impact of the GE Commercial AC motor acquisition in August 2004, 22.2% to $756.6 million. Net income rose 20.7% to $30.4 million.

Rising material costs, particularly copper, steel and aluminum, presented the most significant negative impact to our profitability in 2004. By the fourth quarter, spot prices for steel and copper were approximately double the level from the prior year. We implemented various price increases three times during the year, with the last taking effect in December. The price increases only partially offset the material cost increases.

We made two significant acquisitions during the year. On August 30, we completed the acquisition of General Electric's Commercial AC motors business ("CAC business") for $72.0 million in cash. The Commercial AC motors business, which is projected to add approximately $140 million in annual sales, manufactures a full line of AC motors for pump, compressor, equipment and commercial HVAC applications. On December 31, 2004, we completed the acquisition of General Electric's HVAC motors and capacitors businesses ("HVAC business") for $270 million in cash and 4,559,048 shares of our common stock. The HVAC business is projected to add approximately $500 million in annual sales and manufactures a full line of electric motors for use principally in residential HVAC systems and capacitors for HVAC systems, high intensity lighting and other applications.

We enter 2005 encouraged about the prospects for our legacy businesses as well as the newly acquired businesses. The overall market conditions continue to be positive, driven by consumer and business spending. Raw material prices continue to have a negative impact on margins even after the price increases were put into effect in 2004. We plan to continue to address the margin pressures through price increases and productivity improvements in 2005.

## Results of Operations

### 2004 versus 2003

Our net sales were $756.6 million in 2004, a 22.2% increase from $619.1 million in 2003. Excluding the sales impact from the acquisition of the CAC business, sales increased 13.5%. The increase in sales was driven by strong demand in the majority of our markets. Sales in the Electrical segment increased 27.1% to $557.0 million. Excluding the sales from the CAC business, sales in the Electrical segment were $503.3 million, an increase of 14.8% over 2003. Sales for the joint ventures that the Company owned for the entire year, which are included in the Electrical segment, increased $10.7 million, or 53% over 2003. Sales in our Mechanical segment were $199.6 million, which was an increase of 10.4% over 2003. Sales in both segments were positively impacted by improved consumer and business spending and the price increases implemented by the Company during 2004.

Our gross profit was $167.1 million, an increase of 13.8% over the $146.8 million reported in 2003. As a percent of sales, gross profit was 22.1% as compared to 23.7% in 2003. The increase in raw material costs drove this decrease as price increases and our implemented productivity actions only partially offset the increased costs.

Our operating expenses in 2004 were $111.9 million, 12.4% above $99.5 million in 2003. The increase was primarily driven by the sales and distribution costs driven by the sales volume increase. Operating expenses as a percentage of sales decreased to 14.8% in 2004 from 16.1% in 2003, reflecting fixed cost leverage and productivity.

Income from operations was $55.2 million, an increase of 16.8% over the $47.2 million reported in 2003. Income from operations as a percentage of sales ("operating income margin") was 7.3% in 2004 versus 7.6% in 2003. Electrical segment income from operations increased 16.4% in 2004 to $39.4 million from $33.9 million in 2003, and operating income margin decreased to 7.1% in 2004 from 7.7% in 2003. The impact of the raw material cost increases coupled with an increase in healthcare costs for employees were the primary drivers of this decrease. These factors were partially offset by price increases, favorable volume impacts, and the operating expense fixed cost leveraging and productivity. Mechanical segment income from operations increased 17.8% to $15.7 million in 2004 from $13.3 million in 2003. The Mechanical segment operating income margin for 2004 improved to 7.9% from 7.4% in 2003. The results of the Mechanical segment reflect the positive impacts of increased volume, price increases, and the 3rd quarter gain on the sale of property located in the U.K. ($1.5 million pretax), partially offset by raw material cost increases.

Our net interest expense in 2004 was $6.6 million, which was an increase of 3.5% over the $6.4 million in 2003. This increase was due to a slightly increased balance of average debt outstanding. The average interest rate we paid on outstanding debt in 2004 was 2.7% which was unchanged from the 2.7% average in 2003.

Our effective tax rate on income before taxes decreased to 31.9% in 2004 from 36.2% in 2003, including tax effects of the minority interest. This decrease was due primarily to the impact of the favorable resolution of several tax matters recorded in the fourth quarter ($1.4 million) and the favorable tax treatment of the third quarter gain on the sale of property located in the U.K ($.5 million).

Our 2004 net income of $30.4 million improved 20.7% from the $25.2 million in 2003. Net income as a percentage of sales was 4.0% versus 4.1% in 2003. Basic earnings per share was $1.24 in 2004, a 22.8% increase from $1.01 in 2003. Fully diluted earnings per share was $1.22, a 22.0% increase from $1.00 in 2003.

2003 versus 2002

Our net sales were $619.1 million in 2003, a 2.3% increase from $605.3 million in 2002. The higher sales were attributable to our Electrical segment, whose 2003 net sales of $438.4 million were 4.7% improved from 2002's $418.6 million. This sales increase was due primarily to strength in our power generator and related controls products, including our generator joint venture in China, particularly in the second half of 2003. The increase in the generator and control sales was due primarily to an overall improvement in market demand as 2003 progressed, in part aided by the impact of the Northeast power outage, Hurricane Isabel and Middle East rebuilding projects. Sales of our electric motor products were virtually unchanged in 2003 from 2002. Mechanical segment 2003 net sales of $180.7 million were 3.2% below $186.7 million in 2002 and were basically flat throughout 2003, reflecting broad-based weakness in our markets.

Our gross profit rose 2.6% in 2003 to $146.8 million from $143.1 million the previous year. Gross profit as a percentage of net sales ("gross profit margin") in 2003 of 23.7% was virtually unchanged from 2002, although increasing to 24.1% in the fourth quarter of 2003 above the 23.6% average margin of the first nine months of 2003. The fourth quarter 2003 gross profit margin increase above the rest of 2003 was due primarily to improved manufacturing productivity and the completion of moving production from three of our factories, which are for the most part now closed, into several of our other facilities.

Our operating expenses in 2003 were $99.5 million, 3.8% above $95.9 million in 2002. Of the $3.6 million increase, approximately $1.2 million, or 33%, was due to the operating expenses of our consolidated Jinling joint venture which began January 1, 2003. Operating expenses as a percentage of sales increased to 16.1% in 2003 from 15.8% in 2002.

Income from operations of $47.2 million was virtually unchanged from 2002. Income from operations as a percentage of sales ("operating income margin") was 7.6% in 2003 versus 7.8% in 2002. Electrical segment income from operations decreased 4.5% in 2003 to $33.9 million from $35.5 million in 2002, and operating income margin to 7.7% in 2003 from 8.5% in 2002. In addition to the impact of our joint venture discussed above, the impact on 2003 productivity of the plant consolidation programs also discussed above, as well as continued pricing pressures, higher utility and other factory costs and lower overhead absorption in order to reduce inventories were also factors in the reduced Electrical segment operating income margin. Mechanical segment income from operations increased 13.7% to $13.3 million in 2003 from $11.7 million in 2002 and operating income margin to 7.4% from 6.3% for 2003 and 2002, respectively. Excluding the $1.2 million pre-tax fourth quarter 2002 charge relating to a plant closing/consolidation completed in 2003's first quarter, the Mechanical segment's 7.4% operating income margin would still be .5% higher in 2003 than in 2002, primarily due to improved productivity and to favorable mix of products sold. (See also Note 11 of Notes to Consolidated Financial Statements.)

Our interest expense in 2003 decreased 31.2% following a 57.7% decrease in 2002, to $6.5 million from $9.4 million in 2002, due primarily to a combination of lower average interest rates in the United States in 2003 than in 2002 and to our lower average debt outstanding. The average interest rate we paid on outstanding debt in 2003 was 2.7%, following a 3.5% average in 2002. Our effective tax rate on income before taxes increased to 36.2% in 2003 from 34.7% in 2002. This increase was due primarily to the impact of one-time tax refunds we received in 2002.

Our 2003 net income of $25.2 million was 2.8% improved from $24.5 million in 2002. Net income as a percentage of sales of 4.1% in 2003 was virtually unchanged from 2002. Basic earnings per share was $1.01 in 2003 and 2002, while diluted earnings per share was $1.00 compared to $1.01 a year earlier.

## Liquidity and Capital Resources

Our working capital was $279.7 million at December 31, 2004, an increase of 76.9% from $158.1 million at December 31, 2003. The increase was due primarily to a $237.5 million increase in current assets partly offset by a $115.9 million increase in current liabilities. Accounts receivable increased $91.5 million during 2004, of which $64.1 million resulted from the acquisitions of businesses from GE and the remainder from the increased sales volume. Accounts payable increased $70.2 million in 2004, with $59.1 resulting from the acquisitions and a general increase in accounts payable due to improved business activity at the end of 2004 versus at the end of 2003. Other accrued expenses increased $31.8 million in 2004 as a result of the acquisitions. Our current ratio at December 31, 2004 decreased to 2.4:1 from 3.0:1 at year-end 2003.

Cash flow from operations was $38.2 million in 2004, a 35.3% decrease from $59.0 million in 2003. Increases in inventories and receivables resulting from the increased sales volumes, in part offset by higher payables, account for the decrease. Cash flow used in investing activities totaled $338.5 million versus $16.6 million in 2003. Capital spending decreased by $1.7 million to $16.3 million. The net cash paid for the acquisitions of the CAC and HVAC businesses totaled $327.9 million. Offsetting these investments were the proceeds from the sale of facilities and equipment, which totaled $5.9 million. Our commitments for property, plant and equipment as of December 31, 2004 were approximately $2.3 million. We believe that our present facilities, augmented by planned capital expenditures, are sufficient to provide adequate capacity for our operations in 2005.

Cash flow provided by financing activities was $322.4 million, as funds were obtained to finance our acquisitions. The addition to long-term debt of $115 million represents the gross proceeds of the convertible senior subordinated debt offering we completed in April 2004. We repurchased $12.5 million of our common stock simultaneously with the closing of the debt offering. The aggregate financing fees of $5.9 million were associated with the debt offering and our amended and restated credit agreement on December 30, 2004. The net borrowings of long-term debt of $236.8 million reflects using the $99.3 million net proceeds of the debt offering to repay loans under our credit facility, the borrowing of approximately $342 million under our credit facility to fund the cash portions of our two acquisitions and $5.9 million net repayments of long-term debt provided by our 2004 business operations. We paid $11.9 million in dividends during 2004.

Our primary financing source is our $475 million long-term unsecured revolving credit facility (the "Facility") that expires on May 5, 2009. The Facility was increased by $250 million in December 2004 from the previous $225 million. The Facility requires us to maintain specified financial ratios and to satisfy certain financial condition tests. We were in compliance with all of these ratios and tests as of December 31, 2004. Those tests consist of a minimum interest coverage ratio of 3.75 to 1.0, a maximum funded debt to EBITDA ratio of 4.00 to 1.0, a maximum senior funded debt to EBITDA ratio of 3.00 to 1, and a minimum net worth consisting of the sum of $435.0 million plus 50% of net income for each quarter ending after March 31, 2005 plus 75% of the net proceeds of all issuances of equity securities by the Company. At year-end 2004, we had $46.8 million of available borrowing capacity. We believe we will satisfy the financial ratios and tests specified in the Facility for the foreseeable future. We also believe that the combination of our operating cash flow, which has averaged over $50 million per year over the last three years and we believe is indicative of what we might achieve in 2005, and borrowing availability under the Facility will provide sufficient cash flow to finance our existing operations for the foreseeable future. (See also Note 5 of Notes to Consolidated Financial Statements.)

As a result of our capital structure, we are exposed to interest rate risk. Except for the $115 million of convertible senior subordinated debt, virtually all our debt is under the Facility with a variable interest rate based on a margin above LIBOR. As a result, interest rate changes impact our future earnings and cash flows assuming other factors are constant. A hypothetical 10% change in the LIBOR rate on the Facility debt outstanding at December 31, 2004 would result in an annual after-tax change in net income of $645,000. We had no material foreign currency rate risk at December 31, 2004.

Off-Balance Sheet Arrangements,
Contractual Obligations and Commercial Commitments

The following is a summary of the Company's contractual obligations and payments due by period as of December 31, 2004 (in thousands):

| Payments Due By Period | Long-Term Debt Including Estimated* Interest Pymnts | Operating Leases | Purchase Obligations | Total Contractual Obligations** |
|---|---|---|---|---|
| Less Than 1 Year | $ 20,310 | $ 3,894 | $47,631 | $ 71,835 |
| 1-3 Years | 41,714 | 6,280 | — | 47,454 |
| 3-5 Years | 458,543 | 2,367 | — | 460,910 |
| More Than 5 Years | 121,163 | 2,070 | — | 123,233 |
| Total | $641,190 | $14,611 | $47,631 | $703,432 |

*Variable rate debt based on December 31, 2004 rates.
**Excludes funding of pension or other retirement benefits.

We utilize blanket purchase orders ("blankets") to communicate expected annual requirements to many of our suppliers. Requirements under blankets generally do not become "firm" until a varying number of weeks before our scheduled production. The purchase obligations shown in the above table represent the value we consider "firm".

At December 31, 2004, the Company had outstanding standby letters of credit totaling $5,066,000, $3,000,000 of which expires in 2007, the balance expiring in 2005. We had no other material commercial commitments.

The Company did not have any variable interest entities as of December 31, 2004. Other than disclosed in the table above and the previous paragraph, the Company had no other material off-balance sheet arrangements.

## Critical Accounting Policies

### Revenue Recognition

The Company recognizes revenue upon transfer of title, which generally occurs upon shipment of the product to the customer. The pricing of products sold is generally supported by customer purchase orders, and accounts receivable collection is reasonably assured at the time of shipment. Estimated discounts and rebates are recorded as a reduction of sales in the same period revenue is recognized. Product returns and credits are estimated and recorded at the time of shipment based upon historical experience. Shipping and handling costs are recorded as revenue when billed to the customers.

### Goodwill and Other Intangibles

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized; however it is tested for impairment at least annually and with any resulting adjustment charged to the results of operations. Amortization continues to be recorded for other intangible assets with definite lives. (See Note 3, "Goodwill and Other Intangibles" of Notes to Consolidated Financial Statements.)

### Retirement Plans

Approximately half of our employees are covered by defined benefit pension plans with the remaining employees covered by defined contribution plans. Our obligations under the defined benefit plans are determined with the assistance of actuarial firms. The actuaries make certain assumptions regarding such factors as withdrawal rates and mortality rates. The actuaries also provide us with information and recommendations from which management makes further assumptions on such factors as the long-term expected rate of return on plan assets, the discount rate on benefit obligations and where applicable, the rate of annual compensation increases. Based upon the assumptions made, the investments made by the plans, overall conditions and movement in financial markets, particularly the stock market and how actual withdrawal rates, life-spans of benefit recipients and other factors differ from assumptions, annual expenses and recorded assets or liabilities of these defined benefit plans may change significantly from year to year. Based on our annual review of actuarial assumptions as well as historical rates of return on plan assets and existing long-term bond rates, we set the long-term rate of return on plan assets at 8.75% and the discount rate at 5.75% for our defined benefit plans as of December 31, 2004. (See also Note 7 of Notes to Consolidated Financial Statements).

Further discussion of the Company's accounting policies is contained in Note 2 of Notes to Consolidated Financial Statements. The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

### New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment", which requires companies to expense the value of employee stock options and similar awards. This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". This Statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123R(R) is effective beginning the Company's third quarter of 2005. Management is currently assessing the impact of adopting SFAS No. 123(R).

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," an amendment of ARB No. 43, Chapter 4. The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The pronouncement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The adoption of this pronouncement is not expected to have a significant impact on the Company's results of operations or financial position.



# Consolidated Balance Sheets

In Thousands of Dollars, Except Share Information

## Assets

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| Current Assets: | | |
| Cash and Cash Equivalents | $ 31,275 | $ 9,100 |
| Receivables, Less Allowance for Doubtful Accounts of $2,376 in 2004 and $1,432 in 2003 | 176,941 | 85,468 |
| Income Tax Receivable | 242 | 223 |
| Future Income Tax Benefits | 6,493 | 5,104 |
| Inventories | 246,816 | 131,121 |
| Prepaid Expenses and Other Current Assets | 13,152 | 6,411 |
| Total Current Assets | 474,919 | 237,427 |
| Property, Plant and Equipment: | | |
| Land and Improvements | 19,026 | 12,290 |
| Buildings and Improvements | 104,460 | 88,812 |
| Machinery and Equipment | 335,307 | 260,634 |
| Property, Plant and Equipment, at Cost | 458,793 | 361,736 |
| Less: Accumulated Depreciation | (205,120) | (192,638) |
| Net Property, Plant and Equipment | 253,673 | 169,098 |
| Goodwill | 544,440 | 311,216 |
| Purchased Intangible Assets, Net of Amortization | 52,058 | — |
| Other Noncurrent Assets | 26,962 | 16,704 |
| Total Assets | 1,352,052 | $ 734,445 |

## Liabilities and Shareholders' Investment

| | 2004 | 2003 |
|---|---|---|
| Current Liabilities: | | |
| Accounts Payable | $ 106,374 | $ 36,179 |
| Dividends Payable | 3,483 | 3,004 |
| Accrued Compensation and Employee Benefits | 30,256 | 18,151 |
| Other Accrued Expenses | 44,094 | 12,321 |
| Income Taxes Payable | 10,731 | 9,543 |
| Current Maturities of Long-term Debt | 271 | 125 |
| Total Current Liabilities | 195,209 | 79,323 |
| Long-term Debt | 547,350 | 195,677 |
| Deferred Income Taxes | 48,663 | 46,186 |
| Other Noncurrent Liabilities | 17,359 | 11,658 |
| Minority Interest in Consolidated Subsidiaries | 5,292 | 2,897 |
| Shareholders' Investment: | | |
| Common Stock, $.01 Par Value, 50,000,000 Shares Authorized, 29,798,188 Issued in 2004 and 25,191,656 Issued in 2003 | 298 | 250 |
| Additional Paid-in Capital | 263,790 | 132,313 |
| Less: Treasury Stock, at Cost, 774,100 Shares in 2004 & 159,900 Shares in 2003 | (15,228) | (2,727) |
| Retained Earnings | 288,837 | 270,760 |
| Unearned Compensation | (224) | — |
| Accumulated Other Comprehensive Income (Loss) | 706 | (1,892) |
| Total Shareholders' Investment | 538,179 | 398,704 |
| Total Liabilities and Shareholders' Investment | $1,352,052 | $ 734,445 |

See accompanying Notes to Consolidated Financial Statements.



REGAL
BELOIT


# Consolidated Statements of Income

| In Thousands of Dollars, Except Shares Outstanding and Per Share Data | For The Year Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Net Sales | $ 756,557 | $ 619,098 | $ 605,292 |
| Cost of Sales | 589,497 | 472,343 | 462,149 |
| Gross Profit | 167,060 | 146,755 | 143,143 |
| Operating Expenses | 111,898 | 99,529 | 95,916 |
| Income From Operations | 55,162 | 47,226 | 47,227 |
| Interest Expense | 6,787 | 6,462 | 9,399 |
| Interest Income | 183 | 79 | 149 |
| Income before Income Taxes and Minority Interest | 48,558 | 40,843 | 37,977 |
| Provision for Income Taxes | 15,728 | 14,792 | 13,182 |
| Income before Minority Interest | 32,830 | 26,051 | 24,795 |
| Minority Interest in Income, Net of Tax | 2,395 | 845 | 277 |
| Net Income | 30,435 | 25,206 | 24,518 |
| Earnings Per Share | 1.24 | $ 1.01 | $ 1.01 |
| Earnings Per Share - Assuming Dilution | 1.22 | $ 1.00 | $ 1.01 |
| Average Number of Shares Outstanding | 24,602,868 | 25,029,942 | 24,186,839 |
| Average Number of Shares Outstanding - Assuming Dilution | 24,904,287 | 25,246,088 | 24,310,165 |

See accompanying Notes to Consolidated Financial Statements.

# Consolidated Statements of Shareholders' Investment

| In Thousands of Dollars, Except Per Share Data | Comprehensive Income | Common Stock $.01 Par Value | Additional Paid-In Capital | Treasury Stock | Unearned Compensation | Retained Earnings | Accumulated Other Comp. Income (Loss) | Total |
|---|---|---|---|---|---|---|---|---|
| Balance, December 31, 2001 | | $210 | $ 41,967 | $ (2,727) | — | $ 244,564 | $(3,864) | $ 280,150 |
| Net Income | $ 24,518 | — | — | — | — | 24,518 | — | 24,518 |
| Dividends Declared ($.48 per share) | | — | — | — | — | (11,512) | — | (11,512) |
| Translation Adjustments | 1,607 | — | — | — | — | — | 1,607 | 1,607 |
| Additional Pension Liability, Net of Tax | (3,580) | — | — | — | — | — | (3,580) | (3,580) |
| Comprehensive Income | $ 22,545 | | | | | | | |
| Stock Options Exercised | | — | 278 | — | — | — | — | 278 |
| Stock Offering | | 40 | 89,922 | — | — | — | — | 89,962 |
| Balance, December 31, 2002 | | 250 | 132,167 | (2,727) | — | 257,570 | (5,837) | 381,423 |
| Net Income | $ 25,206 | — | — | — | — | 25,206 | — | 25,206 |
| Dividends Declared ($.48 per share) | | — | — | — | — | (12,016) | — | (12,016) |
| Translation Adjustments | 4,111 | — | — | — | — | — | 4,111 | 4,111 |
| Change in Fair Value of Hedging Activities, Net of Tax | 160 | — | — | — | — | — | 160 | 160 |
| Hedging Activities Reclassified into Earnings from Other Comprehensive Income | — | — | — | — | — | — | — | — |
| Additional Pension Liability, Net of Tax | (326) | — | — | — | — | — | (326) | (326) |
| Comprehensive Income | $ 29,151 | | | | | | | |
| Stock Options Exercised | | — | 146 | — | — | — | — | 146 |
| Balance, December 31, 2003 | | 250 | 132,313 | (2,727) | — | 270,760 | (1,892) | 398,704 |
| Net Income | $ 30,435 | — | — | — | — | 30,435 | — | 30,435 |
| Dividends Declared ($.48 per share) | | — | — | — | — | (12,358) | — | (12,358) |
| Translation Adjustments | 2,903 | — | — | — | — | — | 2,903 | 2,903 |
| Change in Fair Value of Hedging Activities, Net of Tax | 864 | — | — | — | — | — | 864 | 864 |
| Hedging Activities Reclassified into Earnings from Other Comprehensive Income | (511) | — | — | — | — | — | (511) | (511) |
| Additional Pension Liability, Net of Tax | (658) | — | — | — | — | — | (658) | (658) |
| Comprehensive Income | $ 33,033 | | | | | | | |
| Unearned Compensation, Net of Amort. | | — | 288 | — | $ (224) | — | — | 64 |
| Stock Issued for Acquisition | | 46 | 130,343 | — | — | — | — | 130,389 |
| Common Stock Repurchased | | — | — | (12,501) | — | — | — | (12,501) |
| Stock Options Exercised | | 2 | 846 | — | — | — | — | 848 |
| Balance, December 31, 2004 | | $ 298 | $ 263,790 | $(15,228) | $ (224) | $288,837 | $ 706 | $538,179 |

See accompanying Notes to Consolidated Financial Statements.



# Consolidated Statements of Cash Flows

In Thousands of Dollars

| | For The Year Ended December 31, | | |
|---|---|---|---|
| **Cash Flows From Operating Activities:** | 2004 | 2003 | 2002 |
| Net Income | $ 30,435 | $ 25,206 | $ 24,518 |
| Adjustments to Reconcile Net Income to Net Cash Provided from Operating Activities: | | | |
| Depreciation | 21,061 | 21,014 | 22,134 |
| Amortization | 552 | — | — |
| Provision for Deferred Income Taxes | 1,089 | 2,377 | 4,103 |
| Minority Interest in Earnings of Subsidiaries | 2,395 | 845 | 277 |
| Gain on Sale of Property, Plant, and Equipment | (2,380) | — | — |
| Change in Assets and Liabilities, Net of Acquisitions: | | | |
| Receivables | (28,813) | (4,582) | 1,289 |
| Inventories | (16,481) | 6,483 | (311) |
| Accounts Payable | 14,483 | 2,915 | 3,334 |
| Current Liabilities and Other | 15,823 | 4,707 | (935) |
| Net Cash Provided from Operating Activities | 38,164 | 58,965 | 54,409 |
| **Cash Flows From Investing Activities:** | | | |
| Additions to Property, Plant and Equipment | (16,281) | (17,965) | (10,754) |
| Business Acquisitions, Net of Cash Acquired | (327,851) | (717) | (1,939) |
| Sale of Property, Plant and Equipment | 5,929 | 259 | 205 |
| Other | (306) | 1,833 | 539 |
| Net Cash Used in Investing Activities | (338,509) | (16,590) | (11,949) |
| **Cash Flows From Financing Activities:** | | | |
| Proceeds from Stock Offering | — | — | 89,962 |
| Additions to Long-term Debt | 115,000 | — | 1,290 |
| Net Borrowings (Repayments) Under Revolving Credit Facility | 236,819 | (27,165) | (124,110) |
| Repurchase of Common Stock | (12,501) | — | — |
| Stock Issued Under Option Plans | 848 | 146 | 278 |
| Financing Fees Paid | (5,851) | — | — |
| Dividends Paid to Shareholders | (11,879) | (12,014) | (11,015) |
| Net Cash Provided From (Used in) Financing Activities | 322,436 | (39,033) | (43,595) |
| **Effect of Exchange Rate on Cash:** | 84 | 167 | 97 |
| Net Increase (Decrease) in Cash and Cash Equivalents | 22,175 | 3,509 | (1,038) |
| Cash and Cash Equivalents at Beginning of Year | 9,100 | 5,591 | 6,629 |
| Cash and Cash Equivalents at End of Year | 31,275 | $ 9,100 | $ 5,591 |
| **Supplemental Disclosures of Cash Flow Information:** | | | |
| Cash Paid During the Year For: | | | |
| Interest | $ 5,981 | $ 6,355 | $ 9,656 |
| Income Taxes | $ 8,847 | $ 3,585 | $ 7,075 |
| Non-cash Investing: Issuance of Common Stock in Connection with Acquisition | $ 130,389 | — | — |

See accompanying Notes to Consolidated Financial Statements.

For The Three Years Ended December 31, 2004

## (1) Nature of Operations

REGAL-BELOIT CORPORATION (the Company) is a United States-based multinational corporation. The Company reports in two segments, the Mechanical segment, with its principal line of business in mechanical products which control motion and torque, and the Electrical segment, with its principal line of business in electric motors and power generation products. The principal markets for the Company's products and technologies are within the United States.

## (2) Accounting Policies

### Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries where the Company owns at least 50% of the subsidiary's equity. Those subsidiaries include: Shanghai Marathon GeXin Electric Co. Ltd. of 55%, Shanghai Regal-Beloit & Jinling Co. Ltd of 50% and GE Holmes Industries Far East Ltd. of 50%. All significant intercompany accounts and transactions are eliminated.

### Use of Estimates

Management's best estimates of certain amounts are required in preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and actual results could differ from those estimates.

### Revenue Recognition

The Company recognizes revenue upon transfer of title, which generally occurs upon shipment of the product to the customer. The pricing of products sold is generally supported by customer purchase orders, and accounts receivable collection is reasonably assured at the time of shipment. Estimated discounts and rebates are recorded as a reduction of sales in the same period revenue is recognized. Product returns and credits are estimated and recorded at the time of shipment based upon historical experience. Shipping and handling costs are recorded as revenue when billed to the customers.

### Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments which are readily convertible to cash, present insignificant risk of changes in value due to interest rate fluctuations and have original or purchased maturities of three months or less.

### Accounts Receivable

Accounts receivable are stated at estimated net realizable value. Accounts receivable comprise balances due from customers net of estimated allowances for uncollectible accounts. In determining collectibility, historical trends are evaluated and specific customer issues are reviewed to arrive at appropriate allowances.

### Inventories

The approximate percentage distribution between major classes of inventory is as follows:

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| Raw Material | 13% | 11% |
| Work In Process | 25% | 20% |
| Finished Goods and Purchased Parts | 62% | 69% |

Inventories are stated at cost, which is not in excess of market. Cost for approximately 87% of the Company's inventory at December 31, 2004 and 82% in 2003, was determined using the last-in, first-out (LIFO) method. If all inventories were valued on the first-in, first-out (FIFO) method, they would have increased by $13,922,000 and $3,555,000 as of December 31, 2004 and 2003, respectively. Material, labor and factory overhead costs are included in the inventories.

The Company reviews its inventories for excess and obsolete products or components. Based on an analysis of historical usage and management's evaluation of estimated future demand, market conditions and alternative uses for possible excess or obsolete parts, reserves are recorded or changed.

### Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided principally on a straight line basis over the estimated useful lives of 10 to 45 years for buildings and improvements, 3 to 15 years for machinery and equipment. Accelerated methods are used for income tax purposes. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

### Goodwill and Other Intangibles

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized; however it is tested for impairment at least annually with any resulting adjustment charged to the results of operations. Amortization continues to be recorded for other intangible assets with definite lives.

## (2) Accounting Policies (cont'd)

### Stock-Based Compensation

The Company accounts for stock-based compensation plans under the intrinsic value method in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying stock. Had compensation cost for these plans been determined consistent with FASB Statement No. 123 "Accounting for Stock-Based Compensation", the Company's net income and earnings per share ("EPS") would have been reduced to the following pro-forma amounts:

| | *(In Thousands, Except Per Share Data)* | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Net Income: | | | |
| As Reported | $ 30,435 | $ 25,206 | $ 24,518 |
| Add: Total Stock-based Employee Compensation Expense Included in Net Income, Net of Related Tax Effects | 117 | 69 | 52 |
| Deduct: Total Stock-based Employee Compensation Expense, Net of Related Tax Effects | $ (839) | $ (497) | $ (578) |
| Pro Forma | $ 29,713 | $ 24,778 | $ 23,992 |
| Earnings Per Share: | | | |
| As Reported | $ 1.24 | $ 1.01 | $ 1.01 |
| Pro Forma | $ 1.21 | $ .99 | $ .99 |
| Earnings Per Share – Assuming Dilution: | | | |
| As Reported | $ 1.22 | $ 1.00 | $ 1.01 |
| Pro Forma | $ 1.19 | $ .98 | $ .99 |

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively: risk-free interest rates of 4.0%, 3.5% and 4.5%; expected dividend yield of 2.25%, 2.5% and 2.5%; expected option lives of 7.0 for all years; expected volatility of 35%, 37% and 32%.

Under the 2003 Equity Incentive Plan, the Company may issue grants of restricted stock. The value of the grant is amortized as compensation expense over the vesting period on a straight-line basis. The unamortized balance is reflected as a component of shareholders' investment.

### Earnings per Share (EPS)

Basic and diluted earnings per share are computed and disclosed under SFAS No. 128, "Earnings Per Share". Diluted earnings per share is computed based upon earnings applicable to common shares divided by the weighted-average number of common shares outstanding during the period adjusted for the effect of other dilutive securities. Options for common shares where the exercise price was above the market price at December 31 have been excluded from the calculation of effect of dilutive securities shown below. The amount of these shares was 62,850, 714,650 and 749,650 for 2004, 2003 and 2002, respectively. The following table reconciles the basic and diluted shares used in the per share calculations:

| | December 31 | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Denominator for Basic EPS | 24,602,868 | 25,029,942 | 24,186,839 |
| Effect of Dilutive Securities | 301,419 | 216,146 | 123,326 |
| Denominator for Diluted EPS | 24,904,287 | 25,246,088 | 24,310,165 |

### Foreign Currency Translation

For those operations using a functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at weighted-average exchange rates. The resulting translation adjustments are recorded as a separate component of shareholders' investment. Gains and losses from foreign currency transactions are included in net earnings, which were immaterial in all years.

### Impairment of Long-Lived Assets and Amortizable Intangible Assets

Property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses these assets for impairment based on estimated future cash flows from these assets. Such analyses necessarily involve significant judgment.

### Product Warranty Reserves

The Company maintains reserves for product warranty to cover the stated warranty periods for its products. Such reserves are established based on an evaluation of historical warranty experience and specific significant warranty matters when they become known and can reasonably be estimated.

### Accumulated Other Comprehensive Income (Loss)

Foreign currency translation adjustments, unrealized gains and losses on derivative instruments and minimum pension liability adjustments are included in shareholder's investment under accumulated other comprehensive income (loss). The components

## (2) Accounting Policies (cont'd)

of the ending balances of accumulated other comprehensive income (loss) are as follows:

| | 2004 | 2003 |
|---|---|---|
| Additional pension liability, net of tax | $ (6,093) | $ (5,435) |
| Translation adjustments | 6,286 | 3,383 |
| Hedging activities, net of tax | 513 | 160 |
| Total | $ 706 | $ (1,892) |

Derivative Instruments

SFAS No. 133, as amended, requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of the hedging relationships. Any fair value changes are recorded in net earnings or accumulated other comprehensive income (loss).

The Company has entered into certain commodity forward contracts in connection with the management of its exposure to fluctuations in certain raw material commodity pricing. These derivative instruments have been designated as cash flow hedges. The entire value of these hedges at December 31, 2004, which is shown above in "Accumulated Other Comprehensive Income (Loss)," is expected to be realized in 2005.

Legal and Environmental Claims

The Company records expenses and liabilities when the Company believes that an obligation of the Company on a specific matter is probable and there is a basis to reasonably estimate the value of the obligation. This methodology is used for environmental matters and legal claims that are filed against the Company from time to time. The uncertainty that is associated with such matters frequently requires adjustments to the liabilities previously recorded.

Life Insurance Policies

The Company maintains life insurance policies on certain officers and management which name the Company as beneficiary. The total face value of these policies was $11,008,000 at December 31, 2004 and $11,756,000 at December 31, 2003. The cash surrender value, net of policy loans, is $3,315,000 and $806,000 at December 31, 2004 and 2003, respectively, and is included as a component of Other Noncurrent Assets.

Reclassifications

Certain reclassifications were made to the 2003 and 2002 financial statements to conform to the 2004 presentation.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment", which requires companies to expense the value of employee stock options and similar awards. This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". This Statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123R(R) is effective beginning the Company's third quarter of 2005. Management is currently assessing the impact of adopting SFAS No. 123(R).

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," an amendment of ARB No. 43. The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The pronouncement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The adoption of this pronouncement is not expected to have a significant impact on the Company's results of operations or financial position.

## (3) Goodwill and Other Intangibles

SFAS No. 142, "Goodwill and Other Intangible Assets," establishes financial accounting and reporting for acquired goodwill and other intangible assets. The Company reports in two segments, the Electrical segment and the Mechanical segment. The Company has elected to perform its annual test for impairment during the fourth quarter. The Company utilizes a discounted cash flow model to estimate the fair value of the reporting units. The Company performed its most recent analysis as of November 30, 2004, and based upon reasonable assumptions of cash flows and cost of capital, concluded that there continues to be no impairment of goodwill. The following information presents changes to goodwill during the periods indicated:

| | Electrical Group | Mechanical Group | Total Company |
|---|---|---|---|
| Balance, December 31, 2002 | $ 312,735 | $ 530 | $ 313,265 |
| Adjustments | (2,049) | — | (2,049) |
| Balance, December 31, 2003 | 310,686 | 530 | 311,216 |
| Acquisitions | 233,224 | — | 233,224 |
| Balance, December 31, 2004 | $ 543,910 | $ 530 | $ 544,440 |

## (3) Goodwill and Other Intangibles (cont'd)

Preliminary appraisals have been made of the tangible and intangible assets purchased with the GE HVAC motors and capacitors businesses and the GE Commercial AC motor business in 2004. (See Note 10, "Acquisitions" of Notes to Consolidated Financial Statements.) These preliminary appraisals are reflected in the Company's balance sheet as of December 31, 2004. These appraisals may be updated when finalized. A preliminary total of $52.6 million of intangible assets with finite lives has been determined, as of the dates of the acquisitions. At December 31, 2004, the value of such intangible assets was $52.0 million, net of the $552,000 amortization recorded in 2004. There were no such assets at December 31, 2003. There are no intangible assets with indefinite lives.

Preliminary Summary of Intangible Assets with Definite Lives

| Asset Description | Gross Value ($ thousands) | Accumulated Amortization ($ thousands) | Useful Life |
|---|---|---|---|
| Non-Compete Agreements | $ 2,500 | $ 33 | 5 Years |
| Trademarks | 4,900 | 386 | 3-5 Years |
| Patents | 15,400 | 23 | 10 Years |
| Engineering Drawings | 1,200 | 7 | 10 Years |
| Customer Relationships | 28,600 | 103 | 10 Years |

Estimated Future Amortization

| | |
|---|---|
| 2005 | $ 6,384,000 |
| 2006 | $ 6,384,000 |
| 2007 | $ 6,380,000 |
| 2008 | $ 5,238,000 |
| 2009 | $ 5,205,000 |
| Thereafter | $ 22,467,000 |

## (4) Leases and Rental Commitments

Rental expenses charged to operations amounted to $6,568,000 in 2004, $7,097,000 in 2003, and $6,928,000 in 2002. The Company has future minimum rental commitments under operating leases as shown in the following table:

| Year | (In Thousands of Dollars) |
|---|---|
| 2005 | $ 3,894 |
| 2006 | $ 3,350 |
| 2007 | $ 2,930 |
| 2008 | $ 1,439 |
| 2009 | $ 928 |
| Thereafter | $ 2,070 |

## (5) Long-Term Debt and Bank Credit Facilities

Long-term debt consists of the following:

| | (In Thousands of Dollars) December 31, 2004 | 2003 |
|---|---|---|
| Revolving Credit Facility | $ 426,500 | $ 191,000 |
| Convertible Senior Subordinated Debt | 115,000 | — |
| Other | 6,121 | 4,802 |
| | 547,621 | 195,802 |
| Less: Current Maturities | 271 | 125 |
| Noncurrent portion | $ 547,350 | $ 195,677 |

On December 30, 2004, the Company and its lenders entered into the First Amendment to the Amended and Restated Credit Agreement dated as of May 5, 2004. The First Amendment increased the facility commitment amount from $225,000,000 to $475,000,000 and changed other terms and conditions to provide to the Company the $270,000,000 cash portion of the purchase price of the Company's December 31, 2004 acquisition from General Electric Co. (See Note 10, "Acquisitions," of Notes to Consolidated Financial Statements.)

The Company maintained at December 31, 2004, this amended $475,000,000 unsecured revolving credit facility which expires May 5, 2009 (the "Facility"). The Facility permits the Company to borrow at interest rates based upon a margin above LIBOR, which margin varies with the ratio of debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). These interest rates also vary with LIBOR. The Company also pays a commitment fee on the unused amount of the $475,000,000 maximum credit limit, which fee rate also varies with the debt to EBITDA ratio. The Facility includes various financial covenants regarding minimum net worth, permitted debt levels and minimum interest coverage. Those tests consist of a minimum interest coverage ratio of 3.75 to 1.0, a maximum funded debt to EBITDA ratio of 4.00 to 1.0, a maximum senior funded debt to EBITDA ratio of 3.00 to 1, and a minimum net worth consisting of the sum of $435.0 million plus 50% of net income for each quarter ending after March 31, 2005 plus 75% of the net proceeds of all issuances of equity securities by the Company. The Company was in compliance with all financial covenants as of December 31, 2004.

## (5) Long-Term Debt and Bank Credit Facilities (cont'd)

The average balance outstanding under the Facility in 2004 was $150,596,000 and in 2003 was $217,236,000. The average interest rate paid under the Facility was 2.7% in both 2004 and 2003. At December 31, 2004, the interest rate paid on the outstanding balance of the Facility was 3.9%. The Company also paid an unused commitment fee under the facility which was .30% of the unused balance of $48,500,000 at December 31, 2004. The Company had $46,808,000 of available borrowing capacity under the Facility at December 31, 2004, after deducting $92,000 for outstanding Facility – issued standby letters of credit and $1,600,000 outstanding Swingline.

The Company, at December 31, 2004, also had $115,000,000 of convertible senior subordinated notes outstanding, which were issued on April 5, 2004. The notes, which are unsecured and due in 2024, bear interest at a fixed rate of 2.75% for five years, and may increase thereafter at .25% of the average trading price of a note if certain conditions are met after five years. The Company may not call the notes for five years, and the note holders may only put the notes back to the Company at approximately the 5th, 10th and 15th year anniversaries of the issuance of the notes. In October 2004, the Company amended the indenture to eliminate its option to issue stock upon a conversion request, and require the Company to pay only cash, up to the $115,000,000 par value of the notes. The Company retained the option to either pay cash, issue its stock or a combination thereof, for value above par, which is above the $25.56 stock conversion price. With the change to the indenture, the Company qualifies for the Treasury Stock method of accounting for this convertible debt in accordance with EITF 04-8.

Based on the borrowing rates currently available to the Company for bank loans and for convertible senior subordinated debt, the fair market value of the long-term debt is not materially different from the carrying value.

Maturities of long-term debt are as follows:

| Year | (In Thousands of Dollars) |
|---|---|
| 2005 | $ 271 |
| 2006 | 880 |
| 2007 | 216 |
| 2008 | 154 |
| 2009 | 428,100 |
| Thereafter | 118,000 |
| Total | $ 547,621 |

## (6) Contingencies and Commitments

An action was filed on June 4, 2004 and amended in September 2004, against one of the Company's subsidiaries, Marathon Electric Manufacturing Corporation ("Marathon"), by Enron Wind Energy Systems, LLC, Enron Wind Contractors, LLC and Zond Minnesota Construction Company, LLC (collectively, "Enron Wind"). The action was filed in the United States Bankruptcy Court for the Southern District of New York where each of the Enron Wind entities has consolidated its Chapter 11 bankruptcy petition as part of the Enron Corporation bankruptcy proceedings. In the action against Marathon, Enron Wind has asserted various claims relating to the alleged failures and/or degradations of performance of about 564 generators sold by Marathon to Enron Wind from 1997 to 1999. In January 2001, Enron Wind and Marathon entered into a "Generator Warranty and Settlement Agreement and Release of All Claims" ("Warranty Agreement"). This Warranty Agreement resolved various issues related to past performance of the generators, provided a limited warranty related to the generators going forward, and contained a release by all parties of any claims related to the generators other than those arising out of the obligations contained in the Warranty Agreement.

Enron Wind is seeking to recover the purchase price of the generators and transportation costs totaling about $21 million. In addition, although the Warranty Agreement contains a waiver of consequential, incidental, and punitive damages, Enron Wind claims that this limitation is unenforceable and seeks recovery of consequential and incidental damages incurred by it and by its customers, as well as punitive damages, related to the Marathon generators. Enron Wind has asserted claims of breach of contract, breach of the implied covenant of good faith and fair dealing, promissory fraud, and intentional interference with contractual relations. Marathon has filed a motion with the court seeking to have many of Enron Wind's claims dismissed. The court has not yet ruled on this motion.

The Company believes that this action is without merit and that it has meritorious defenses to the action. The Company intends to defend vigorously all of the asserted claims. The litigation is in an early discovery phase and it is difficult for the Company to predict the impact the litigation may ultimately have on the Company's results of operations or financial condition, including the expenses the Company may incur to defend against the action. As of December 31, 2004, no amounts have been recorded in the Company's financial statements related to this contingency.

In March 2004, the Company received notice from the U.S. Environmental Protection Agency ("U.S. EPA") that it was identified as one of three potentially responsible parties regarding an environmental site in Illinois. The Company had previously reached a settlement in 1999 with the U.S. EPA regarding the same site. Management provided its expert's assessment of this site to the

## (6) Contingencies and Commitments (cont'd)

U.S. EPA, which has not proceeded with any enforcement action. Based on the facts, the Company believes that there will be no further assessments related to this site. As of December 31, 2004, no amounts have been recorded in the Company's financial statements related to this contingency.

The Company is, from time to time, party to lawsuits arising from its normal business operations. It is believed that the outcome of these lawsuits will have no material effect on the Company's financial position or its results of operations.

The Company recognizes the cost associated with its standard warranty on its products at the time of sale. The amount recognized is based on historical experience. The following is a reconciliation of the changes in accrued warranty costs for 2004 and 2003:

| | (In Thousands of Dollars) | |
|---|---|---|
| | 2004 | 2003 |
| Balance, Beginning of Year | $(2,953) | $(3,431) |
| Payments | 5,325 | 5,915 |
| Provision | (5,545) | (5,437) |
| Additions from Acquisitions | (1,834) | — |
| Balance, End of Year | $(5,007) | $(2,953) |

Provision for virtually all warranties is made in the year of issuance.

## (7) Retirement Plans

The Company has a number of retirement plans that cover most of its employees. The plans include defined contribution plans and defined benefit plans. The defined contribution plans provide for Company contributions based, depending on the plan, upon one or more of participant contributions, service and profits. Company contributions to defined contribution plans totaled $4,455,000, $2,283,000, and $2,299,000 in 2004, 2003 and 2002, respectively.

Benefits provided under defined benefit plans are based, depending on the plan, on employees' average earnings and years of credited service, or a benefit multiplier times years of service. Funding of these qualified defined benefit plans is in accordance with federal laws and regulations.

The Company's defined benefit pension assets are invested in equity securities and fixed income investments based on the Company's overall strategic investment direction as follows:

| | Target | |
|---|---|---|
| | Allocation | Return |
| Equity Investments | 70% | 9-10% |
| Fixed Income | 30% | 6-7% |
| Total | 100% | 8.75% |

The Company's investment strategy for its defined benefit plans is to achieve moderately aggressive growth, earning a long-term rate of return sufficient to at least maintain the plans in a fully funded status. Accordingly, allocation targets have been established to fit this strategy, with a heavier long-term weighting of investments in equity securities. The long-term rate of return assumption considers historic returns adjusted for changes in overall economic conditions that may affect future returns and a weighting of each investment class.

The defined benefit pension plan assets were invested as follows as of December 31 of each year:

| | 2004 | 2003 |
|---|---|---|
| Equity Investments | 73% | 74% |
| Fixed Income | 27% | 26% |
| Total | 100% | 100% |

In 2003, the Company changed for financial reporting purposes the actuarial valuation measurement date for its pension plans from September 30 to December 31. Management believes that a measurement date of December 31 is preferable because it better reflects the actual balances of the plans as of the Company's balance sheet date. This change did not have a significant effect on 2003 or prior years' pension expense.

The actuarial computations utilized the following assumptions:

| Benefit Obligation | 2004 | 2003 |
|---|---|---|
| Discount Rate | 5.75% | 6.25% |
| Rates of Increase in Compensation Level | 0-2.75% | 0-2.5% |

| Net Periodic Pension Cost | 2004 | 2003 | 2002 |
|---|---|---|---|
| Discount Rate | 6.25% | 7.0% | 7.5% |
| Expected Long-term Rate of Return on Assets | 8.75% | 8.75% | 9.0% |
| Rates of Increase in Compensation Levels | 0-2.5% | 0-3.0% | 0-3.75% |

## (7) Retirement Plans (cont'd)

Net periodic pension benefit costs for the defined benefit plans were as follows:

| | (In Thousands of Dollars) | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Service Cost | $ 1,462 | $ 1,389 | $ 1,336 |
| Interest Cost | 3,609 | 3,346 | 3,233 |
| Expected Return on Plan Assets | (4,295) | (4,717) | (5,438) |
| Net Amortization and Deferral | 1,063 | 172 | (157) |
| Net Periodic Expense (Income) | $ 1,839 | $ 190 | $ (1,026) |

The following table presents a reconciliation of the funded status of the defined benefit plans:

| | (In Thousands of Dollars) | |
|---|---|---|
| | 2004 | 2003 |
| Change in Projected Benefit Obligation: | | |
| Obligation at Beginning of Period | $ 57,751 | $ 48,184 |
| Service Cost | 1,462 | 1,389 |
| Interest Cost | 3,609 | 3,346 |
| Actuarial Loss | 628 | 7,245 |
| Plan Amendments | 310 | — |
| Benefits Paid | (2,089) | (2,413) |
| Obligation at End of Period | 61,671 | 57,751 |
| Change in Fair Value of Plan Assets: | | |
| Fair Value of Plan Assets at Beginning of Period | 49,616 | 40,958 |
| Actual Return on Plan Assets | 4,799 | 10,688 |
| Employer Contributions | 1,317 | 383 |
| Benefits Paid | (2,089) | (2,413) |
| Fair Value of Plan Assets at End of Period | 53,643 | 49,616 |
| Funded Status | (8,028) | (8,135) |
| Unrecognized Net Actuarial Loss | 16,728 | 17,657 |
| Unrecognized Prior Service Costs | 1,278 | 1,069 |
| Net Amount Recognized | $ 9,978 | $ 10,591 |
| Amounts Recognized in Balance Sheets: | | |
| Prepaid Benefit Cost | $ 8,399 | $ 9,012 |
| Accrued Benefit Liability | (9,312) | (8,060) |
| Intangible Asset | 1,221 | 1,005 |
| Accumulated Other Comprehensive Loss | 9,670 | 8,634 |
| Net Amount Recognized | $ 9,978 | $ 10,591 |

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit plans with accumulated benefit obligations in excess of plan assets were $28,366,000, $28,287,000 and $18,975,000 respectively, as of December 31, 2004, and $25,317,000, $25,301,000 and $17,241,000, respectively, as of December 31, 2003. Total accumulated benefit obligations for all defined benefit plans totaled $57,819,000 and $55,320,000 at December 31, 2004 and 2003, respectively. The Company estimates that, in 2005, it will make contributions in the amount of $628,000 to fund its defined benefit plans. This estimate does not include contributions yet to be calculated, if any, that may be made in 2005 relating to new participants in the Company's defined benefit pension plans as a result of the Company's acquisitions from General Electric Co. in 2004. (See Note 10, "Acquisitions," of Notes to Consolidated Financial Statements.)

## (8) Shareholders' Investment

The Company has two stock option plans available for new grants to officers, directors and key employees, the 2003 Equity Incentive Plan and the 1998 Stock Option Plan, as amended. Additionally, the Company's 1991 Flexible Stock Incentive Plan and the 1987 Stock Option Plan, which have expired as to new grants, have shares previously granted remaining outstanding. Options under all the plans were granted at prices that equaled the market value on the date of the grant and with a maximum term of 10 years from the date of grant. Options vest over various periods up to 10 years.

Grants of restricted stock, which vest three years from the grant date given continuous employment over the three years is attained, have been awarded to certain officers under the 2003 Equity Incentive Plan. There were 14,175 shares of restricted stock outstanding at December 31, 2004. Unamortized deferred compensation expense with respect to the restricted stock grants amounted to $224,000 at December 31, 2004 and is being amortized over a three year vesting period. Deferred compensation expense aggregated $64,000 in 2004.

A summary of restricted stock granted during 2004 is as follows:

| | |
|---|---|
| Shares Granted | 14,175 |
| Weighted-Average Fair Value of Restricted Shares Granted During Year | $20.30 |

A summary of the Company's stock option plans follows:

| | At December 31, 2004 | | | |
|---|---|---|---|---|
| | 1987 Plan | 1991 Plan | 1998 Plan | 2003 Plan |
| Total Plan Shares | 450,000 | 1,000,000 | 1,000,000 | 1,500,000 |
| Options Granted | 449,850 | 762,882 | 946,900 | 290,750 |
| Restricted Stock Granted | — | — | — | 14,175 |
| Options Outstanding | 4,550 | 324,184 | 936,100 | 290,750 |
| Restricted Stock Outstanding | — | — | — | 14,175 |
| Options Available for Grant | — | — | 53,100 | 1,195,075 |

A summary of the status of the Company's stock option plans as of December 31, 2004, 2003 and 2002, and changes during the years then ended is presented below:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at Beginning of Year | 1,282,618 | $ 21.22 | 1,125,754 | $ 21.98 | 1,460,124 | $ 18.49 |
| Granted | 382,500 | 20.77 | 233,750 | 17.70 | 38,250 | 19.97 |
| Exercised | (51,034) | 16.56 | (11,586) | 12.59 | (357,370) | 7.77 |
| Forfeited | (58,500) | 20.03 | (65,300) | 19.58 | (15,250) | 21.43 |
| Outstanding at End of Year | 1,555,584 | $ 21.53 | 1,282,618 | $ 21.22 | 1,125,754 | $ 21.98 |
| Options Exercisable at Year-end | 919,534 | | 823,168 | | 710,904 | |
| Weighted-average Fair Value of Options Granted During the Year | $6.96 | | $5.55 | | $6.52 | |

## (8) Shareholders' Investment (cont'd)

The following table provides information on the three Plans at various exercise price ranges:

| | Range of Exercise Prices | | | |
|---|---|---|---|---|
| | $12.50-$18.75 | $18.76-$28.14 | $28.15-$32.44 | Total |
| Options Outstanding at 12/31/04 | 266,684 | 1,226,050 | 62,850 | 1,555,584 |
| Options Exercisable at 12/31/04 | 162,634 | 694,050 | 62,850 | 919,534 |

On January 28, 2000, the Board of Directors approved a Shareholder Rights Plan (the "Plan"). Pursuant to this Plan, one common share purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Company's common stock at a price of $60 per share (equivalent to $30 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires, or announces an offer for, 15% or more of the Company's common stock. The Company amended its Shareholder Rights Plan in December 2004 to raise to 20% the limit for General Electric Co., to whom the Company issued 4,559,048 shares on December 31, 2004 as part of the purchase price of acquiring GE's HVAC motors and capacitors business. The 4,559,048 shares owned by GE at December 31, 2004 represented 15.7% of the Company's outstanding shares. In the event the 15% limitation is exceeded, or 20% if by GE, each right will thereafter entitle the holder to purchase, at the right's then-current exercise price, common stock of the Company or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice the full share exercise price. The rights may be redeemed by the Company at a price of one-tenth of one cent per right at any time prior to the time a person or group acquires 15% or more, or 20% or more if by GE, of the Company's common stock. The rights expire on January 28, 2010, unless otherwise extended.

The Board of Directors approved in 2000 a repurchase program of up to 2,000,000 common shares of Company stock. Management was authorized to effect purchases from time to time in the open market or through privately negotiated transactions. In April 2004, in association with the Company's convertible subordinated debt offering, the Company repurchased 614,200 shares of its stock at a price of $20.35. Through December 31, 2004, the Company has repurchased 774,100 shares at an average purchase price of $19.67 per share.

## (9) Income Taxes

Income before income taxes and minority interest consisted of the following:

| | (In Thousands of Dollars) | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| United States | $ 36,689 | $ 36,076 | $ 35,354 |
| Foreign | 11,869 | 4,767 | 2,623 |
| Total | $ 48,558 | $ 40,843 | $ 37,977 |

The provision for income taxes is summarized as follows:

| | (In Thousands of Dollars) | | |
|---|---|---|---|
| Current | 2004 | 2003 | 2002 |
| Federal | $ 9,565 | $ 9,990 | $ 7,321 |
| State | 1,181 | 1,009 | 1,017 |
| Foreign | 3,893 | 1,416 | 741 |
| | 14,639 | 12,415 | 9,079 |
| Deferred | 1,089 | 2,377 | 4,103 |
| Total | $ 15,728 | $ 14,792 | $ 13,182 |

A reconciliation of the statutory Federal income tax rate and the effective tax rate reflected in the statements of income follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Federal Statutory Tax Rate | 35.0% | 35.0% | 35.0% |
| State Income Taxes, Net of Federal Benefit | 1.6 | 1.6 | 1.7 |
| Resolution of Tax Matters | (4.7) | — | — |
| Prior Period Tax Refund | — | — | (1.3) |
| Impact of UK Property Sale | (1.0) | — | — |
| Other, Net | 1.0 | (0.4) | (0.7) |
| Effective Tax Rate | 31.9% | 36.2% | 34.7% |

The favorable impact from the resolution of tax matters resulted from the 4th quarter 2004 resolution of a state tax nexus issue and the completion of several federal and state tax audits.

Deferred taxes arise primarily from differences in amounts reported for tax and financial statement purposes. The Company's net deferred tax liability as of December 31, 2004 of $42,170,000 is classified on the consolidated balance sheet as a current income tax benefit of $6,493,000 and a long-term deferred income tax liability of $48,663,000. The December 31, 2003 net deferred tax liability was $41,082,000, consisting of a current income tax benefit of $5,104,000 and a long-term deferred income tax liability of $46,186,000. The components of this net deferred tax liability are as follows:

| | (In Thousands of Dollars) December 31 | |
|---|---|---|
| | 2004 | 2003 |
| Federal Operating Loss Carry Forward | $ — | $ 28 |
| Accrued Employee Benefits | 6,850 | 3,243 |
| Bad Debt Reserve | 380 | 463 |
| Warranty Reserve | 810 | 809 |
| Other | 629 | 1503 |
| Deferred Tax Assets | 8,669 | 6,046 |
| Property Related | (26,464) | (26,031) |
| Intangible Items | (19,655) | (15,616) |
| Inventory | (4,720) | (5,481) |
| Deferred Tax Liabilities | (50,839) | (47,128) |
| Net Deferred Tax Liability | $ (42,170) | $ (41,082) |

No valuation allowances were recorded at December 31, 2004 and 2003.

## (10) Acquisitions

On August 30, 2004, the Company acquired the Commercial AC motors ("CAC") business from the General Electric Company. The business combination expands the Company's product offering through extensions of existing product lines and new product applications into existing and new market segments. The customer base also expands the Company's OEM and distributor relationships. In addition to the acquisition of the CAC assets, the Company also assumed certain liabilities, including but not limited to accounts payable, certain accrued compensation and benefits and certain other accrued expenses. The purchase price paid for CAC was approximately $72.0 million in cash, subject to a working capital adjustment upon final completion of the closing balance sheet. The final working capital adjustment may impact the dollar amount of tangible assets, liabilities, or goodwill. On a preliminary basis, approximately $45.5 million of the purchase price was allocated to the net assets acquired, $8.3 million was allocated to intangible assets with definite lives and the remaining $18.2 million was recorded as goodwill. The value assigned to intangible assets is based on a preliminary valuation and the potential exists for revisions as the valuation is finalized.

CAC is a leading manufacturer and marketer of a full line of fractional and subfractional AC electric motors for pump, compressor, equipment and commercial HVAC applications, with expected annual sales on a normalized basis of approximately $130 million. Included in the acquisition were motor manufacturing facilities in Juarez, Mexico and technology resources in Hyderbad, India. CAC financial results for four months ending December 31, 2004 are included in the Company's 2004 financial statements in the Electrical segment.

## (10) Acquisitions (cont'd)

At 11:59 p.m. on December 31, 2004, the Company acquired the HVAC motors and capacitors businesses from General Electric Company. The business combination provides the Company a leading market position for electric motors used in central heating and air conditioning and expansion of the Company's customer base to include major HVAC original equipment manufacturers. In addition, the acquisition expands the Company's global manufacturing and technology capabilities, including the patented ECM technology. In addition to the HVAC assets, the Company also assumed certain liabilities, including but not limited to accounts payable, certain accrued compensation and benefits and certain other accrued expenses. The purchase price paid for HVAC was approximately $400.0 million, subject to a working capital adjustment upon final completion of the closing balance sheet. The final working capital adjustment may impact the dollar amount of tangible assets, liabilities, or goodwill. The purchase price consisted of approximately $270.0 million in cash and 4,559,048 shares of common stock of the Company which was valued at approximately $130.0 million. On a preliminary basis, approximately $140.8 million of the purchase price was allocated to the net assets acquired, $44.3 million was allocated to intangible assets with definite lives and the remaining $215.0 million was recorded as goodwill. The value assigned to intangible assets is based on a preliminary valuation and the potential exists for revisions as the valuation is finalized.

The HVAC motor business, which represents approximately 90% of the revenues of the acquired businesses, produces a full line of electric motors for use in residential and commercial HVAC systems. The capacitors business represents the balance of the revenues and produces a line of capacitors used in HVAC applications, high intensity lighting and other applications. In total, the business had sales of $442.0 million in 2004. Results for the HVAC business will be included in the Electrical segment. Included in the acquisition were motor manufacturing facilities in Faridabad, India; Reynosa, Mexico; and Springfield, Missouri; and a capacitor manufacturing facility in Juarez, Mexico. The acquired businesses also maintain technology development, administrative and sales support teams in Fort Wayne, Indiana and electric motor engineering resources located in Hyderbad, India.

GE entered into a shareholder agreement with Regal-Beloit related to the Company's common stock issued to GE in the transaction. The shareholder agreement, among other things, includes provisions, subject to limitations and a sharing formula, for sharing of gains or losses resulting from GE's liquidation of the Company's stock. Any such gains or losses will be recorded directly to shareholders' investment consistent with EITF 97-15 "Accounting for Contingency Arrangements Based on Security Prices in a Purchase Business Combination." In addition, the Company and GE have entered into several transition service agreements. These agreements are related to transition support in areas such as warehousing, computer systems, and accounting services. The duration of the various agreements ranges from six months to three years, depending on the specific agreement. The amount paid to GE under these agreements in 2004 was $1.0 million.

Proforma results for 2004 and 2003, assuming these acquisitions were completed on January 1, 2003 (excluding any synergies, cost reductions, additional sales opportunities, or future tax benefits) and a summary of the assets acquired and liabilities assumed, including the detail of intangible assets acquired, are as follows:

REGAL-BELOIT Proforma Including HVAC and CAC (unaudited)

| | 2004 | 2003 |
|---|---|---|
| Sales | $ 1,295,228 | $ 1,145,872 |
| Cost of Sales | 1,007,404 | 888,129 |
| Gross Profit | 287,824 | 263,743 |
| Operating Expenses | 167,872 | 159,624 |
| Income from Operations | 119,952 | 104,119 |
| Interest Expense | 16,467 | 16,360 |
| Interest Income | 347 | 79 |
| Income Before Taxes & Minority Interest | 103,832 | 87,838 |
| Provision for Income Taxes | 36,455 | 30,722 |
| Income Before Minority Interest | 67,377 | 57,116 |
| Minority Interest in Income, Net of Tax | 3,055 | 1,564 |
| Net Income | $ 64,322 | $ 55,252 |
| Earnings Per Share | $ 2.21 | $1.87 |
| Earnings Per Share – Assuming Dilution | $ 2.18 | $1.85 |

Opening Balance Sheet Summary (Preliminary) ($ thousands)

| | At August 30, 2004 CAC | At December 31, 2004 HVAC |
|---|---|---|
| Cash | $ — | $ 13,689 |
| Accounts Receivable | 16,199 | 45,517 |
| Inventory | 25,100 | 73,150 |
| Prepaid Expenses | 1,254 | 278 |
| Total Current Assets | 42,553 | 132,634 |
| Net Property, Plant, & Equipment | 22,975 | 74,592 |
| Goodwill (100% of which is expected to be deductible for tax purposes) | 18,204 | 215,020 |
| Purchased Intangible Assets | 8,300 | 44,310 |
| Other Non-Current Assets | — | 4,100 |
| Total Assets | $ 92,032 | $ 470,656 |
| Accounts Payable | 10,228 | 45,211 |
| Other Liabilities | 10,018 | 25,302 |
| Shareholders' Equity | $ 71,786 | $ 400,143 |
| Total Liabilities & Equity | $ 92,032 | $ 470,656 |

## (10) Acquisitions (cont'd)

Preliminary Summary of Intangible Assets With Definite Lives
($ millions)

| Asset Description | CAC | HVAC | Total | Useful Life |
|---|---|---|---|---|
| Non-Compete Agreements | $ 0.5 | $ 2.0 | $ 2.5 | 5 Years |
| Trademarks | 3.8 | 1.1 | 4.9 | 3-5 Years |
| Patents | 0.7 | 14.7 | 15.4 | 10 Years |
| Engineering Drawings | 0.2 | 1.0 | 1.2 | 10 Years |
| Customer Relationships | 3.1 | 25.5 | 28.6 | 10 Years |
| Total | $ 8.3 | $ 44.3 | $ 52.6 | |

Included in accounts payable on December 31, 2004 was $38.4 million consisting of amounts payable to GE related to trade payables, transition services fees payable, and other payables of the acquired businesses.

On September 16, 2002, the Company purchased, for cash, select assets of the Powertrax® product line of Vehicular Technologies. The purchased assets included inventory and certain intangible assets. The operating results and purchased assets are not material to the performance or financial position of the Company. In November 2002, the Company entered into an agreement to form a joint venture effective January 1, 2003, with Shanghai Jinling Co., Ltd. The Company acquired, for a combination of cash and investment of machinery and technology, a 50% ownership in Shanghai Micro Motor, Shanghai Jinling's sub-fractional and fractional motor company, which was already a supplier to the Company. The purchased assets are not material to the financial position of the Company.

## (11) Industry Segment Information

The Company's reportable segments are strategic businesses that offer different products and services. The Company has two such reportable segments: Mechanical and Electrical. The Mechanical segment principally produces mechanical products that control motion and torque for sale to original equipment manufacturers and distributors. The Electrical segment principally produces electric motors and power generation equipment for sale to original equipment manufacturers and distributors.

The Company evaluates performance based on the segment's income from operations. Corporate costs have been allocated to each segment based primarily on the net sales of each segment. The reported net sales of each segment are solely from external customers. No single customer accounts for 10% or more of the Company's net sales. The Company's products manufactured and sold outside the United States were approximately 14%, 12% and 9% of net sales in 2004, 2003 and 2002, respectively. Export sales from U.S. operations were approximately 7%, 5% and 5% in 2004, 2003 and 2002, respectively.

Pertinent data for each reportable segment in which the Company operated for the three years ended December 31, 2004 is as follows:

| | (In Thousands of Dollars) | | | | |
|---|---|---|---|---|---|
| | Net Sales | Income From Operations | Identifiable Assets | Capital Expenditures | Depreciation and Amortization |
| **2004** | | | | | |
| Mechanical | $ 199,590 | $ 15,720 | $ 140,163 | $ 7,408 | $ 7,790 |
| Electrical | 556,967 | 39,442 | 1,211,889 | 8,873 | 15,490 |
| Total REGAL-BELOIT | $ 756,557 | $ 55,162 | $ 1,352,052 | $ 16,281 | $ 23,280 |
| **2003** | | | | | |
| Mechanical | $ 180,741 | $ 13,349 | $ 121,976 | $ 6,229 | $ 7,373 |
| Electrical | 438,357 | 33,877 | 612,469 | 11,736 | 14,699 |
| Total REGAL-BELOIT | $ 619,098 | $ 47,226 | $ 734,445 | $ 17,965 | $ 22,072 |
| **2002** | | | | | |
| Mechanical | $ 186,716 | $ 11,678 | $ 124,053 | $ 3,522 | $ 8,410 |
| Electrical | 418,576 | 35,549 | 609,935 | 7,232 | 14,764 |
| Total REGAL-BELOIT | $ 605,292 | $ 47,227 | $ 733,988 | $ 10,754 | $ 23,174 |





## Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of REGAL-BELOIT CORPORATION:

We have audited the accompanying consolidated balance sheets of REGAL-BELOIT CORPORATION and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of REGAL-BELOIT CORPORATION and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin
March 8, 2005

Deloitte and Touche LLP

## Management's Annual Report On Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 using the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As permitted by the Public Company Accounting Oversight Board auditing standards, the acquisitions of the two General Electric businesses acquired by the Company in 2004 (which represented 21% of total assets at December 31, 2004 and 7% of 2004 revenues) were excluded from the scope of management's assessment of internal control over financial reporting as of December 31, 2004. Based on this assessment, the Company's management believes that, as of December 31, 2004, the Company's internal control over financial reporting was effective based on those criteria.

The Company's auditors, Deloitte & Touche LLP, have issued an attestation report on management's assessment of the Company's internal control over financial reporting. That attestation report follows.

| James L. Packard<br>Chairman and<br>Chief Executive Officer | Henry W. Knueppel<br>President and<br>Chief Operating Officer | David A. Barta<br>Vice President and<br>Chief Financial Officer |
|---|---|---|



# Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of REGAL-BELOIT CORPORATION:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that REGAL-BELOIT CORPORATION and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report Over Financial Reporting, management excluded from their assessment the internal control over financial reporting at the CAC and HVAC businesses which were acquired on August 30, 2004 and December 31, 2004, respectively, and whose financial statements reflect total assets and revenues constituting 21% and 7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. Accordingly, our audit did not include the internal control over financial reporting at the CAC or HVAC businesses. The Company's management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected in a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control as of December 31, 2004, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 8, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Milwaukee, Wisconsin
March 8, 2005

Deloitte and Touche LLP



# Board of Directors and Officers

## Directors

JAMES L. PACKARD
Chairman and Chief Executive Officer
REGAL-BELOIT CORPORATION
Director since 1980

HENRY W. KNUEPPEL
President and Chief Operating Officer
REGAL-BELOIT CORPORATION
Director since 1987

FRANK E. BAUCHIERO (a)
Chairman
MKC WORLDWIDE
Director since 1993

J. REED COLEMAN (1*)
Chairman, Chief Executive Officer, Director
MADISON-KIPP CORPORATION
Director since 1981

CHRISTOPHER L. DOERR (2)
Past Co-Chairman, Co-Chief Executive Officer
LEESON Electric Corporation
Director since 2003

THOMAS J. FISCHER (1)
Past Managing Partner, Milwaukee Office
ARTHUR ANDERSEN LLP and
ANDERSEN WORLDWIDE
Director since 2004

STEPHEN N. GRAFF (1)(3)
Past Managing Partner, Milwaukee Office
ARTHUR ANDERSEN LLP and
ANDERSEN WORLDWIDE
Director since 1996

G. FREDERICK KASTEN, JR. (3*)
Chairman and Director
ROBERT W. BAIRD & CO., INC.
Director since 1995

JOHN A. McKAY (2*)
Past President, Chief Operating Officer
HARNISCHFEGER INDUSTRIES, INC.
Director since 1992

Directors Emeriti:

| | |
|---|---|
| HENRY R. ODELL | 40 years of service |
| CECIL H. CRAWFORD | 25 years of service |
| ELBERT H. NEESE | 17 years of service |
| WILLIAM W. KEEFER | 15 years of service |
| JOHN M. ELDRED | 38 years of service |

COMMITTEE ASSIGNMENTS AS OF JANUARY, 2005
(1) Member of Audit Committee
(2) Member of Compensation and Human Resources Committee
(3) Member of Corporate Governance and Director Affairs Committee
* Committee Chairman
(a) Retired 1/21/05

## Officers

JAMES L. PACKARD
CHAIRMAN and
CHIEF EXECUTIVE OFFICER
Employed since 1979

HENRY W. KNUEPPEL
PRESIDENT and
CHIEF OPERATING OFFICER
Employed since 1979

DAVID A. BARTA
VICE PRESIDENT and
CHIEF FINANCIAL OFFICER
Employed since 2004

DAVID L. EISENREICH
VICE PRESIDENT and
PRESIDENT-MECHANICAL COMPONENTS
AND POWER GENERATION
Employed since 1980

MARK J. GLIEBE
VICE PRESIDENT and
PRESIDENT-ELECTRIC MOTORS GROUP
Employed since 2005

FRITZ HOLLENBACH
VICE PRESIDENT ADMINISTRATION and
HUMAN RESOURCES
Employed since 1987

KENNETH F. KAPLAN
VICE PRESIDENT, TREASURER
and SECRETARY
Employed since 1996



# Divisions and Subsidiaries



DURST
Shopiere, WI
PRODUCTS: Standard and specialized industrial transmissions and hydraulic pump drives
MAJOR MARKETS: Construction, off-highway, agriculture, energy, forestry, material handling, lawn and garden, railroad maintenance

GE CAPACITORS BY REGAL-BELOIT
Fort Wayne, IN
PRODUCTS: Capacitors
MAJOR MARKETS: HVAC and high intensity lighting

GE COMMERCIAL MOTORS BY REGAL-BELOIT
Fort Wayne, IN
PRODUCTS: AC motors (1/4 to 300 HP)
MAJOR MARKETS: HVAC, pumps, fans and blowers, refrigeration

GROVE GEAR & ELECTRA-GEAR
Union Grove, WI
PRODUCTS: Standard and custom industrial gear reducers and gearmotors
MAJOR MARKETS: Material handling, packaging, food processing, robotics, health care, power transmission

HUB CITY & FOOTE-JONES
Aberdeen, SD
PRODUCTS: Gear drives, sub-FHP gearmotors, mounted bearings, and accessories
MAJOR MARKETS: Packaging, construction, material handling, health care, food processing

ILLINOIS GEAR
Chicago, IL
PRODUCTS: Custom gears up to 100" diameter
MAJOR MARKETS: Pulp and paper, mining, aggregate, forestry, construction

LEESON ELECTRIC
Grafton, WI
Ontario, Canada
PRODUCTS: AC motors (to 800 HP) and DC motors (to 5 HP), gear reducers, drives, and gearmotors
MAJOR MARKETS: Power transmission, pumps, food processing, fitness equipment, industrial machinery

LINCOLN MOTORS
Cleveland, OH
PRODUCTS: AC motors (to 800 HP)
MAJOR MARKETS: Commercial and industrial pumps, compressors, HVAC, specialty products

MARATHON ELECTRIC
Wausau, WI (Headquarters)
Leicestershire, England
Shanghai, PRC
Singapore, Republic of Singapore
PRODUCTS: AC motors (to 800 HP)
MAJOR MARKETS: Power transmission, HVAC, pumps, fans/blowers, agriculture, processing, manufacturing

MARATHON GENERATORS
Wausau, WI
PRODUCTS: AC generators from 5 to 4,000 kW
MAJOR MARKETS: Standby power, prime power, refrigeration, irrigation, wind power

MARATHON SPECIAL PRODUCTS
Bowling Green, OH
PRODUCTS: Fuse holders, terminal blocks and power blocks
MAJOR MARKETS: Electric control panels, HVAC, utilities, telecommunications, transportation

MASTERGEAR WORLDWIDE
South Beloit, IL (Headquarters)
Legnano, Italy
Neu-Anspach, Germany
Newbury, England
PRODUCTS: Manual valve actuators for liquid/gas flow control
MAJOR MARKETS: Petrochemical, fire protection, wastewater

REGAL CUTTING TOOLS
South Beloit, IL
PRODUCTS: High-speed steel and carbide rotary cutting tools
MAJOR MARKETS: General industry, aerospace, agriculture, automotive

RICHMOND GEAR
Liberty, SC
PRODUCTS: Ring & pinions and transmissions
MAJOR MARKETS: High-performance automotive aftermarket

THOMSON TECHNOLOGY
British Columbia, Canada
PRODUCTS: Automatic transfer switches, power generation controls and switchgear
MAJOR MARKETS: Electrical power generation

VELVET DRIVE TRANSMISSIONS
Liberty, SC
PRODUCTS: Marine Transmissions
MAJOR MARKETS: Pleasure and high performance boats



# Shareholder Information


RBC
LISTED
NYSE
RBC
LISTED
NYSE

*On January 21, 2005, REGAL-BELOIT was listed on the New York Stock Exchange (NYSE). Pictured at the NYSE, the REGAL-BELOIT Board of Directors and Officers (from left): Steven N. Graff (Director); G. Fred Kasten (Director); Frank Bauchiero (Director); Thomas J. Fischer (Director); Robert Britz (NYSE President and Co-Chief Operations Officer); David A. Barta (RBC Vice President and CFO); James L. Packard (RBC Chairman and CEO); Christopher L. Doerr (Director); Henry W. Knueppel (RBC President and COO); David L. Eisenreich (RBC President of Mechanical Components and Power Generation); J. Reed Coleman (Director); John A. McKay (Director); Mark J. Gliebe (RBC President Electric Motors Group); Kenneth F. Kaplan (RBC Vice President, Treasurer & Secretary); and Fritz Hollenbach (RBC Vice President Administration and Human Resources).*

## Transfer Agent, Registrar and Dividend Disbursing Agent

First Class, Registered & Certified Mail:

EquiServe Trust Company, N.A.
P.O. Box 219045
Kansas City, MO 64121-9045

Overnight Courier:

EquiServe Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Investor Relations Number: 816-843-4299
Internet Address: http://www.equiserve.com

## Have you received your cash dividends?

During 2004, four quarterly cash dividends were declared on REGAL-BELOIT CORPORATION common stock.

If you have not received all dividends to which you are entitled, please write or call EquiServe at the address above.

## Cash Dividends and Stock Splits

REGAL-BELOIT paid its first cash dividend in January, 1961. Since that date, REGAL-BELOIT has paid 178 consecutive quarterly dividends through January, 2005. The Company has raised cash dividends 33 times in the 44 years these dividends have been paid. The dividend has never been reduced. The Company has also declared and issued 15 stock splits/dividends since inception.

## Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 9:30 a.m., C.D.T., on Friday, April 22, 2005, at the Rotary River Center, 1220 Riverside Drive (Hwy 51 N), Beloit, Wisconsin.

## Public Information and Reports

Shareholders can view Company documents over the internet on the Company's web site at www.regal-beloit.com, which also includes a link to the Security and Exchange Commission's EDGAR web site. Shareholders may also request from the Company copies of news releases or Forms 10-K and 10-Q as filed by the Company with the Securities and Exchange Commission. Please direct information requests to:

REGAL-BELOIT CORPORATION
Attn: Investor Relations
200 State Street, Beloit, WI 53511-6254
Phone: 608-364-8800, Fax: 608-364-8818
Email: finance@regal-beloit.com

## Auditors

Deloitte & Touche LLP, Milwaukee, Wisconsin

REGAL-BELOIT CORPORATION is a Wisconsin Corporation listed on the New York Stock Exchange® under the symbol RBC. The Company was listed on the American Stock Exchange® from 1976 through January 21, 2005.

## REGAL-BELOIT CORPORATION
## Corporate Headquarters

200 State Street
Beloit, WI 53511-6254
Phone: 608-364-8800
Fax: 608-364-8818
Email: finance@regal-beloit.com
www.regal-beloit.com


REGAL
BELOIT

200 State Street ◦ Beloit, Wisconsin 53511-6254
Phone: (608) 364-8800 ◦ Fax: (608) 364-8818
www.regal-beloit.com